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                                                                    Exhibit 20.1

(TRIDEX/SULCUS) (TRDX) (SUL) Tridex Corporation and Sulcus Hospitality Technologies Corp. Announce Signing of Letter of Intent


          WESTPORT, CT and GREENSBURG, PA--June 15, 1998--Tridex Corporation (Nasdaq National Market:TRDX) ("Tridex") and Sulcus Hospitality Technologies Corp. (AMEX:SUL) ("Sulcus") today announced that they had signed a letter of intent to combine the companies and their operations. Under the terms of the proposed transaction, it is anticipated that Tridex and Sulcus stockholders as a group will each own fifty percent (50%) of the outstanding capital stock of the combined entity. This new company will have a nine person initial Board of Directors, five of whom will be designated by Tridex and four of whom will be designated by Sulcus.
     Upon the closing, Seth Lukash, currently Chairman and CEO of Tridex, will be designated as co-Chairman and will become CEO of the new company and Leon Harris, who is currently Chairman and CEO of Sulcus, will be designated as co-Chairman and become President and Chief Operating Officer of the new company. Consummation of the transaction is subject, among other things, to completion of due diligence by both companies, entry into a satisfactory definitive merger agreement, approval by each company's stockholders and certain regulatory approvals. Both companies noted that there can be no assurance that the transaction will be consummated, but that it is the present intention of the parties to attempt to complete the transaction by the end of October 1998.
     Seth Lukash, Chairman and Chief Executive Officer of Tridex, stated, "When completed, this transaction will establish the new company as a global leader in the fine dining and lodging markets providing total solutions and software to quick service and fine dining restaurants, the lodging industry and specialty retail markets. Sulcus brings brand names, product recognition, a Blue Chip customer base and strong international distribution. This business combination will strengthen our ability to provide total solutions worldwide and to respond to the changing needs of today's diverse markets."
     Leon Harris, Chairman and CEO of Sulcus, added, "The combination of
Sulcus' strong presence in the fine dining area with Tridex's POS system design for fast food service and retail systems opens up many facets of the fast growing POS market. By combining our worldwide resources and consolidating our business entities, we believe this combination creates opportunities for market leadership and increased stockholder value for both Tridex and Sulcus."
     Tridex, through its Progressive Software and Ultimate Technology divisions, is a leading provider of point-of-sale ("POS") and back-office management software, systems integration and related services for food services and specialty retail markets. Among its key customers are Starbucks, McDonald's, Steak n' Shake, Jack in the Box (Foodmaker Corp.), Lowe's Home Centers, Ace Hardware, ARCO and Au Bon Pain. The two divisions of Tridex have sold more than 115,000 units in North America, Europe and Asia.
     Sulcus Hospitality Technologies Corp. is a global leader in the design, development and marketing of technology solutions that are used in the hospitality and tourism markets to improve management of business-critical information and data.
     The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties, including, without limitation, the completion of the contemplated merger, the results of operations for both of the companies and other uncertainties detailed in both companies' Securities and Exchange
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Commission filings.

     CONTACT:  Tridex Corporation
               Seth M. Lukash, Chairman & CEO
               (203) 226-1144
                              or
               Sulcus Hospitality Technologies Corp.
               Leon Harris, Chairman & CEO
               (973) 376-7332 ext.19
                              or
               TRDX's INVESTOR RELATIONS COUNSEL:
               The Equity Group
               Devin Sullivan, (212) 836-9608
               Robert Goldstein (212) 371-8660